Exhibit 99.1

NR: 22-19 | September 16, 2022

Skeena Resources Announces C$30 Million Bought Deal Financing

Vancouver, BC (September 16, 2022) Skeena Resources Limited (TSX: SKE; NYSE: SKE) (“Skeena” or the “Company”) announced today that it has entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. (the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 4,958,678 common shares of the Company (the “Common Shares”) at a price of C$6.05 per Common Share, for total gross proceeds of approximately C$30 million (the “Offering”). The Company will also grant to the Underwriters an over-allotment option (the “Over-Allotment Option”) to purchase up to 743,801 additional Common Shares (the “Over-Allotment Shares”). The Over-Allotment Option will be exercisable for a period of 30 days following closing.

The Common Shares will be offered by way of a prospectus supplement (the “Supplement”) to the Company’s base shelf prospectus in all of the provinces of Canada, except the province of Québec. The Supplement will also be filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s registration statement on Form F-10 (File No. 333-267434) in the United States under the multi-jurisdictional disclosure system adopted by the United States and Canada. Such documents contain important information about the Offering.

The net proceeds of the Offering will be used by the Company to exercise their right (subject to the terms and conditions of the Company’s buy-back rights) to buy down a 0.5% NSR royalty currently held by Barrick Gold Corporation, for a payment of C$17.5mm, as well as general administration and corporate purposes.

The Offering is expected to close on or about September 22, 2022, subject to customary closing conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the New York Stock Exchange and the applicable securities regulatory authorities.

The Company has filed a registration statement on Form F-10 with the SEC for the Offering to which this communication relates. Before you invest, you should read the registration statement and other documents the Company has filed with the SEC, and the Supplement, when available, for more complete information about the Company and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the SEDAR website at www.sedar.com. Alternatively, the Company, any Underwriter or any dealer participating in the Offering will arrange to send you the Supplement or you may request it from the Corporate Secretary of Skeena Resources Limited. at Suite 650, 1021 West Hastings St, Vancouver, BC, V6E 0C3 Canada telephone (604) 684-8725.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Feasibility Study for Eskay Creek in September 2022 which highlights an open-pit average grade of 4.00 g/t AuEq, an after-tax NPV5% of C$1.4B, 50% IRR, and a 1-year payback at US$1,700/oz Au and US$19/oz Ag. Skeena is currently continuing exploration drilling at Eskay Creek.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.

CEO & Director

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Qualified Persons

In accordance with NI 43-101, Paul Geddes, P.Geo., Senior Vice President Exploration and Resource Development, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the intended use of proceeds, over-allotment option, timing with respect to the filing of the prospectus and closing of the Offering, revitalization of Eskay Creek and results of the Feasibility Study. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2021, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 31, 2022. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2021, its most recently filed interim MD&A, the AIF dated March 31, 2022, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.

Cautionary note to U.S. Investors concerning estimates of mineral reserves and mineral resources

Skeena’s mineral reserves and mineral resources included or incorporated by reference herein have been estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”). These standards differ significantly from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”). Skeena is not currently subject to the SEC Modernization Rules. Accordingly, Skeena’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had Skeena prepared the information under the standards adopted under the SEC Modernization Rules.

In addition, investors are cautioned not to assume that any part or all of Skeena’s mineral resources constitute or will be converted into reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured”, “indicated”, or “inferred” mineral resources that Skeena reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or prefeasibility studies, except in rare cases where permitted under NI 43-101.

For these reasons, the mineral reserve and mineral resource estimates and related information presented herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.